Exhibit 21.01

Subsidiaries of Chegg, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cramster Inc.	California
Cramster Holding Corp.	California
Chegg India Private Limited	India
Good Ascent Corporation Limited	Hong Kong
Chegg M.E. Ltd.	Israel
Imagine Easy Solutions, LLC	Delaware
Imagine Easy Technology Solutions GmbH	Germany
Thinkful, Inc.	Delaware
Thinkful SPV LLC	Delaware